NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER DRILLS 42 METRES OF 6.01 g/t Au Eq.

September 8, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources is pleased to report further drill results from the Monterde Project.

Results include three Reverse Circulation (“RC”) holes on the Carotare deposit (CTR), one core hole (MTC) and 19 RC holes (MTR) on Carmen deposit. The results also include two of the best gram-metre intervals we have reported from the more than 400 holes on the Carmen deposit.

Highlights include:

Carotare

CTR-38

12 metres @ 2.35 g/t Au eq.

including a 4 metres @ 5.10 g/t Au eq

Carmen

MTR-387

42 metres @ 6.01 g/t Au eq.

including 6 metres @ 27.65 g/t Au eq.

MTR-389

18 metres @ 11.31 g/t Au eq.

including 10 metres @ 19.38 g/t Au eq.

Drill results at Carotare are from the eastern part of the deposit. CTR-38 was a step-out to the NE of CTR-33 (reported August 8, 2006) and the most notable interval from the hole was 12 metres of 2.35 g/t Au eq.

At Carmen, MTR-387 with 42 metres of 6.01 g/t Au eq. including 6 metres of 27.65 g/t Au eq. was a step out, down dip and located in the Cob structure which is located to the east of the main Carmen structure. This structure was not mined by the old-timers but the grades in this interval (eg. 6 metres @ 27.65 g/t Au eq) are consistent with some of the material they took from Carmen at that time. MTR-388 also has high grade intercepts including 8 metres of 9.38 g/t Au eq. and was targeting the Cob structure as well.

MTR-389 with 18 metres of 11.31 g/t Au eq. including 10 metres of 19.38 g/t Au eq. in the southern part of the main Carmen structure. Again, this material would have been of economic interest for the old-timers. These pockets of high grade are typical of the deposit and make very good open pit material.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR- 38	40	52	12	0.566	134	2.35
incl	46	50	4	0.569	340	5.10
and	142	148	6	1.593	3	1.63
CTR- 39	30	42	12	1.403	19	1.65
and	52	60	8	0.869	4	0.93
CTR- 40	14	32	18	0.804	9	0.93
and	94	98	4	2.273	84	3.39
MTC- 35	86	96	10	0.439	90	1.64
and	200	208	8	0.461	37	0.95
and	242	256	14	1.250	125	2.91
and	280	284	4	2.178	2	2.21
MTR-384	74	82	8	5.252	65	6.12
and	218	234	16	3.793	12	3.95
MTR-385	Short intervals of low-grade
MTR-386	44	48	4	0.456	135	2.25
and	68	78	10	0.179	42	0.74
and	88	106	18	0.016	35	0.48
and	196	200	4	1.164	26	1.50
and	210	264	54	1.372	55	2.10
	hole ended in mineralization
MTR-387	172	176	4	0.901	110	2.37
and	196	238	42	4.751	95	6.01
incl	216	222	6	24.250	255	27.65
and	248	256	8	0.696	45	1.29
	hole ended in mineralization
MTR-388	26	30	4	2.060	31	2.47
and	188	218	30	1.974	93	3.22
incl	210	218	8	6.678	203	9.38
and	264	278	14	2.969	42	3.53
incl	270	276	6	6.377	49	7.03
	hole ended in mineralization
MTR-389	96	102	6	0.517	47	1.14
and	124	142	18	9.285	152	11.31
incl	130	140	10	16.132	227	19.38
and	152	160	8	0.178	43	0.75
MTR-391	206	214	8	1.031	56	1.77
	hole ended in mineralization
MTR-392	224	236	12	3.652	98	4.96
and	284	296	12	1.099	6	1.17
MTR-393	156	160	4	1.004	112	2.50
and	222	234	12	0.618	22	0.91
and	302	306	4	1.120	30	1.52
	hole ended in mineralization
MTR-394	142	150	8	1.368	66	2.25
and	154	184	30	0.449	50	1.12
incl	166	174	8	0.809	42	1.36
	hole ended in mineralization
MTR-395	200	230	30	0.155	51	0.83
and	236	246	10	0.203	39	0.72
and	250	262	12	1.457	49	2.11
	hole ended in mineralization
MTR-396	Several short intervals
MTR-397	274	282	8	1.448	24	1.76
	hole ended in mineralization
MTR-398	180	188	8	0.131	51	0.80
and	200	218	18	0.758	50	1.43
MTR-399	156	166	10	1.928	46	2.54
and	204	212	8	0.903	60	1.70
MTR-400	100	106	6	0.476	161	2.62
MTR-401	20	28	8	0.111	83	1.22
and	166	174	8	0.450	60	1.25
MTR-402	184	196	12	0.262	64	1.12
and	210	216	6	1.996	120	3.59
and	250	256	6	1.148	29	1.54
MTR-404	24	42	18	0.238	64	1.10
and	118	126	8	1.168	74	2.16

    *Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Fernando Oviedo, B.Sc., managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Chihuahua, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.